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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BEI Technologies, Inc.
(Name of Subject Company)

BEI Technologies, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

 05538P104
(CUSIP Number of Class of Securities)

 Charles Crocker
Chairman and Chief Executive Officer
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
(415) 956-4477
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

Copy to:
Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th floor
San Francisco, CA 94111
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the SEC on August 3, 2005 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the offer by Beacon Purchaser Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France ("Parent"), to acquire all of the issued and outstanding shares of common stock, par value $0.001 (the "Shares"), of BEI Technologies, Inc. (the "Company") for $35.00 per Share, net to the seller in cash (such price per Share, or such greater cash amount per Share as may be paid to any holder of Shares pursuant to the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") that was filed by Parent and the Purchaser with the Securities and Exchange Commission on August 3, 2005, and amended on August 12, 2005, August 17, 2005 and August 19, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO.

        This Amendment No. 1 makes certain changes to Items 3 and 4 and Annex B and should be read in conjunction with the Schedule 14D-9.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

The paragraph titled "The Merger Agreement" (on page 3 of the Schedule 14D-9) is amended and restated as set forth below:

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 10 and 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated in this Statement by reference. Holders of Shares and other interested parties should read in its entirety the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference, for a more complete description of the provisions summarized and described in this Statement and the Offer to Purchase.

The paragraphs titled "Stock Options", "Restricted Stock", "Employees" and "Indemnification; Directors' and Officers' Insurance" (on page 4 of the Schedule 14D-9) are amended and restated as set forth below:

        Stock Options.    Pursuant to the Merger Agreement, the Company must take all action necessary to ensure that each unvested option to purchase Common Stock granted by the Company (an "Option"), whether under the Company's 1997 Equity Incentive Plan (the "Company Option Plan") or otherwise, outstanding immediately prior to the Acceptance Time will become vested in accordance with the Company Option Plan and that each unexercised Option outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time and will thereafter represent the right to receive, at the Effective Time in consideration for such cancellation, an amount in cash equal to the product of (a) the number of Shares subject to such Option immediately prior to the Effective Time, multiplied by (b) the amount by which the Offer Price exceeds the per share exercise price of such Option. The information contained in Section 10 of the Offer to Purchase regarding treatment of the Options in the Merger is incorporated in this Statement by reference. Holders of Shares and other interested parties should read in its entirety the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference, for a more complete description of the provisions summarized and described in this Statement and the Offer to Purchase regarding Options.

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        Restricted Stock.    Pursuant to the Merger Agreement, the Company must take all action necessary to ensure that all unvested restricted Shares issued by the Company, whether under the Company Option Plan or otherwise, will become fully vested upon the Acceptance Time. The information contained in Section 10 of the Offer to Purchase regarding restricted Shares is incorporated in this Statement by reference. Holders of Shares and other interested parties should read in its entirety the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference, for a more complete description of the provisions summarized and described in this Statement and the Offer to Purchase regarding restricted Shares.

        Employees.    The Merger Agreement provides that employees of the Company and its subsidiaries who continue employment with Parent, the Purchaser or any subsidiary of the Company or the Surviving Corporation after the Acceptance Time will be provided with certain benefits described in the Merger Agreement. The information contained in Section 10 of the Offer to Purchase regarding employees and benefits is incorporated in this Statement by reference. Holders of Shares and other interested parties should read in its entirety the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference, for a more complete description of the provisions summarized and described in this Statement and the Offer to Purchase regarding employees and benefits.

        Indemnification; Directors' and Officers' Insurance.    The Merger Agreement provides for indemnification of, and purchase of directors' and officers' liability insurance covering, each individual who is or was an officer or director of the Company at or at any time prior to the Acceptance Time, as described in the Merger Agreement. The information contained in Section 10 of the Offer to Purchase regarding directors' and officers' indemnification and insurance is incorporated in this Statement by reference. Holders of Shares and other interested parties should read in its entirety the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference, for a more complete description of the provisions summarized and described in this Statement and the Offer to Purchase regarding directors' and officers' indemnification and insurance.

Item 4.    The Solicitation or Recommendation.

  Opinion of UBS

The eighth paragraph under the above heading (on page 11 of the Schedule 14D-9) is amended and restated as set forth below:

        On March 10, 2005, in connection with Company's intent to initiate discussions with potential acquirers, the Company entered into an initial engagement letter for advisory services with UBS. Subsequently, the Company and UBS entered into an engagement letter dated as of May 1, 2005 pursuant to which UBS was engaged as the Company's exclusive financial adviser in connection with the possible acquisition of the Company. Pursuant to the terms of the May 1, 2005 engagement letter, the Company paid UBS a $500,000 opinion fee, agreed to pay UBS a transaction fee equal to 0.90% of the transaction value (including the $500,000 already paid), payable upon Purchaser's acceptance for purchase of the Shares tendered pursuant to the Offer and agreed to pay UBS a portion of any termination, break-up or similar fee received by the Company if and when such fee becomes payable. The Company also agreed to reimburse UBS for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify UBS and related persons against various liabilities, including certain liabilities under the federal securities laws.

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  Financial Analyses Performed by UBS

The eighth paragraph under the above heading (on page 15 of the Schedule 14D-9) is amended and restated as set forth below:

        Selected Companies Analysis.    UBS reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following selected publicly traded industrial technology companies with lines of business, markets or operations, that, for purposes of analysis, could be considered similar to lines of business, markets or operations of the Company in certain respects:

Automotive Concentration		Aerospace and Defense Concentration
•	Gentex Corporation	•	EDO Corporation
•	Melexis Microelectronic Systems	•	Esterline Technologies
•	Stoneridge, Inc.
•	TT Electronics plc
Industrial Technology Concentration
•	Amphenol Corporation
•	CTS Corporation
•	Molex Inc.
•	Rofin-Sinar Technologies, Inc.

Item 8.    Additional Information.

  Certain Legal Matters; Regulatory Approvals.

The second paragraph under the above heading (on page 19 of the Schedule 14D-9) is amended and supplemented to include the following:

        On August 5, 2005, counsel for plaintiff in the Local #231 Action requested that the Company produce certain documents and that certain witnesses be produced for deposition on an expedited basis. The Company has produced certain documents responsive to plaintiff's counsel's requests and agreed to make certain witnesses available for deposition prior to the expiration of the Offer.

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ANNEX B

RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

The paragraph directly under the above heading in the Information Statement attached to the Schedule 14D-9 as Annex B (page B-3 of the Information Statement) is amended and restated as set forth below:

        The Merger Agreement provides that, following the Acceptance Time, Parent shall be entitled to designate all of the directors on the Board, provided that until the Effective Time, the Board will have at least two members who are not affiliates or designees of Parent or Purchaser and were members of the Board prior to the date of the Merger Agreement (each a "Continuing Director"). The Merger Agreement provides that in no event shall the requirement to have at least two Continuing Directors result in Parent's designees constituting less than a majority of the Board unless Parent shall have failed to designate a sufficient number of individuals to constitute at least a majority. The Merger Agreement provides that if the number of Continuing Directors is reduced below two for any reason whatsoever or immediately following the Acceptance Time there are not at least two then-existing directors of the Company who qualify to serve and are willing to serve as Continuing Directors, then the number of Continuing Directors required under the Merger Agreement shall be reduced to the number of then serving Continuing Directors (i.e., one or zero), unless any remaining Continuing Director is able to identify a person who qualifies as a Continuing Director and is willing to serve as a Continuing Director, in which case any such remaining Continuing Director will be entitled (but not required) to designate such person to fill such vacancy, and such newly designated director will be deemed a Continuing Director for purposes of the Merger Agreement. If requested by Parent, following the Acceptance Time, the Company has agreed to take, subject to compliance with applicable legal requirements, all actions necessary (including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the bylaws of the Company if necessary so as to increase such size) and/or promptly seeking the resignations of incumbent directors) to cause persons designated by Parent to be so elected or designated as directors of the Company. Holders of Shares and other interested parties should read in its entirety the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference, for a more complete description of the provisions summarized and described in this Statement and the Offer to Purchase regarding the Parent's right to designate all of the members of the Board.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEI TECHNOLOGIES, INC.
By:	/s/ ROBERT R. CORR Name: Robert R. Corr Title: Vice President, Controller, Treasurer and Secretary

Dated: August 19, 2005

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RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES
SIGNATURE